Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

02015157

FILE NO: 82-3806

RWJ/AL

31st December 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, C.C. 20549
USA

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

FEB 12 2002

Dear Sirs,

RENTOKIL INITIAL plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report

dly 3/15

5. Listing particulars or circulars to be distributed to shareholders in connection with certain major acquisitions, dispositions, or changes in capital structure of the company and certain extra-ordinary transactions requiring shareholders approval.	5. Nothing to Report.
6. Notice of all shareholders' meetings, together with proxy form permitting a shareholder to vote by proxy at such meetings, and notice to the London Stock Exchange of meetings of the board of directors relating to declaration of dividends and announcement of profit and loss statements.	6. Nothing to Report.
7. Notices filed with Registrar of Companies in England and Wales Relating to (a) increase in share Capital, (b) change in Directors and/or Secretary, (c) change in accounting Reference date (fiscal year), (d) change in registered office, (e) charges and (f) changes to Memorandum and Articles of Association.	7. (a) to (f) Nothing to report.
8. Information to be published (generally) by press (release) and/or filed with the London Stock Exchange as to (a) material Acquisitions, investments, or dispositions (b) material changes in the scope of the company's business activities, (c) changes in the company's directors or principal officers, (d) decisions regarding dividends (e) announcements of preliminary financial information, (f) notifications to the company of beneficial ownership of more than three percent (3%) of outstanding voting stock, (g) notifications of certain transactions by directors and connected persons involving the company's securities, (h) information filed regarding directors,	8. (a) Press release dated 12th December 2001 announcing Rentokil's purchase of five acquisitions. (b) to (i) Nothing to report. (j) Press release dated 28th December 2001 confirming that the company will not be buying back its shares during the close period from the end of business on 27th December 2001 until the announcement of the 2001 preliminary results on 28th February 2002.

FILE NO. 82 – 3806

(i) declarations of dividends, and (j) certain other significant business developments.

If you have any questions or require any additional information, please contact me by telephone (collect) on 011-441342-833022.

Yours faithfully,

R Ward-Jones
<u>Company Secretary</u>

RENTOKIL INITIAL MAKES FIVE ACQUISITIONS

Rentokil Initial, the global business services company, announces that it has spent £2.3m on the acquisition of five businesses with aggregate turnover of £2m.

In Hygiene the purchase of Eurowas strengthens its operations in Belgium with similar benefits coming from the acquisition of SGS Pink in Malaysia.

Within Tropical Plants the acquisition of Pettigrew provides an entry into the Eire market to complement its existing Hygiene and Pest Control operations there.

Finally, within Pest Control National Britannia adds to the company's existing businesses in Germany and Switzerland, whilst Gea further strengthens its operations in Italy.

Commenting on these acquisitions, Sir Clive Thompson, Rentokil Initial's Chief Executive, said:-

> "*These acquisitions continue our policy of selectively acquiring high quality businesses to strengthen our existing operations within our specialised service areas.*"

12th December 2001

Enquiries:

Sir Clive Thompson	Chief Executive	)	01342 833022
Roger Payne	Finance Director	)	

END

Release to London Stock Exchange

FAX NO 0207 588 6057

Embargo to 7 am 28th December 2001

AVS No 722608

Contact P Griffiths (Tel 07831 675510 or 01680 861250)

Release follows:

RENTOKIL INITIAL plc

Given the commencement of a close period before the announcement of its preliminary result for 2001 on 28th February 2002, Rentokil Initial plc announces that its share buy back programme has been suspended for the duration of the close period.